PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in compliance with Official Notice 691/2023-SLS, dated May 16, 2023 ("Official Notice"), hereby provides the clarifications requested by B3 S.A. - Brasil, Bolsa, Balcão ("B3") regarding the news published by Valor Econômico newspaper on May 16th, 2023, entitled "EXCLUSIVE: BRF negotiates R$ 2 billion in judicial debts and assets with BTG".

BRF clarifies that, aligned with the objective already informed by its management of selling assets that are not essential to its operations to reduce its indebtedness (according to its Conference Call on Q4 2022 results and Announcement to the Market of March 2nd, 2023), it has been negotiating, on a non-exclusive basis for the sale of certain securities issued in court-order debt, tax credits and judicial assets owned by the Company.

BRF emphasizes, however, that there is currently no binding proposal or effective decision on the sale of these assets, nor is there a definition of the amount to be received by the Company if such operation comes to be concluded.

BRF reiterates its commitment, pursuant to the applicable regulations, to keep its shareholders and the market in general informed about the matter addressed in this Announcement.

São Paulo, May 17th, 2023.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.